OMB Approval

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Expires:	July 31, 1994
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar
Investment in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed
811-08361	October 31, 2006
2. State identification Number: DE

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in representation statement:
     Goldman Sachs Variable Insurance Trust
4. Address of principal executive office (number, street, city, state, zip code):
     71 South Wacker Dr., Suite 500, Chicago Illinois 60606-6303

SEC’s Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-l7f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C § 3507. Responses to this collection of information will not be kept confidential.

Management Statement Regarding Compliance With Certain Rules Under the
Investment Company Act of 1940
January 29, 2007
We, as members of management of Goldman Sachs Equity Index Fund (the “Fund”), a series of Goldman Sachs Variable Insurance Trust, are responsible for the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” under the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2006, and from January 6, 2006 (commencement of operations) through October 31, 2006.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act as of October 31, 2006, and from January 6, 2006 through October 31, 2006, with respect to securities and other investments reflected in the investment account of the Fund.

Goldman Sachs Equity Index Fund

By:	/s/ John M. Perlowski

John M. Perlowski
Treasurer

Report of Independent Registered Public Accounting Firm
To the Board of Trustees of
Goldman Sachs Equity Index Fund
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Rules Under the Investment Company Act of 1940, that Goldman Sachs Equity Index Fund (one of the funds comprising Goldman Sachs Variable Insurance Trust) (the “Fund”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of October 31, 2006. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2006, and with respect to agreement of security purchases and sales, for the period from January 6, 2006 (commencement of operations) through October 31, 2006:
•	Confirmation of all securities held by institutions in book entry form by the Depository Trust Company;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents;

•	Reconciliation of all such securities to the books and records of the Fund and the Custodian;

•	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with State Street Bank and Trust Company’s records; and

•	Agreement of 5 security purchases and 5 security sales or maturities for the period from January 9, 2006 (commencement of operations) through October 31, 2006 from the books and records of the Fund to broker confirmations or by other appropriate auditing procedures where replies from brokers were not received.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that Goldman Sachs Equity Index Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of October 31, 2006, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of Goldman Sachs Equity Index Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
Ernst & Young LLP
New York, New York
January 29, 2007